[Sybase Letterhead]
July 29, 2005
Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporation Finance
1000 F. Street NW
Room 4561
Washington, DC 20549

Re:	Sybase, Inc. Form S-3 Registration Statement, file number 333-124768, filed May 10, 2005 and Amendment No. 1 filed July 29, 2005
Form 10-K for the year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 1-16493
Dear Ms. Mills-Apenteng:
     Enclosed please find a response to your June 9, 2005 letter with comments on the above-referenced filings. In the attached response, below each of your comments the response of Sybase has been presented. Three marked and three clean courtesy copies of the above-referenced Amendment No. 1 to Form S-3 Registration Statement have also been enclosed for your review. If you require any additional copies, please do not hesitate to contact me.
     As detailed in your letter, enclosed please find the representation letter that you indicated must be provided in connection with a request to accelerate the effectiveness of the Registration Statement. The language in the attached representation letter conforms to the text you provided.

Sincerely,

/s/ Dan Cohen

Dan Cohen Corporate Counsel

The June 9, 2005 comments of the Staff of the Securities and Exchange Commission (the “Staff”) are noted below in italics. The responses of Sybase, Inc. (the “Company”) are set forth below each of the Staff’s comments.
Selling Securityholders
1.	Your selling securityholder table contains a line item for “Any other holder of notes or future transferee or pledge.” In a paragraph following the table you indicate that you intend to set forth information about other selling securityholders by supplement or post-effective amendments, if required. Please revise the disclosure to clarify that information regarding unnamed selling securityholders at the time of effectiveness must be provided using a post-effective amendment. Transferees, pledges and donees of identified selling securityholders at the time of effectiveness of the registration statement may be identified in prospectus supplements.

The line item for “Any other holder of notes or future transferee or pledge” has been deleted from the selling securityholder table on page 49 of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comment. Additionally, on page 50 of Amendment No. 1, the disclosure has been revised to respond to the Staff’s comment.

2.	The disclosure indicates under footnote 3 that Paul Lacronica has voting or investment power over the securities of Merrill Lynch as well as over a large number of the selling shareholders. Clarify, if true, that “Merrill Lynch” is a registered broker-dealer and whether any of the shareholders over which Mr. Lacronica has voting and/or investment power is therefore an affiliate of a registered broker-dealer.

The Company was not provided the full name of the selling securityholder referenced in the Registration Statement as “Merrill Lynch.” The entity’s full legal name is “Merrill Lynch Insurance Group.” This entity has represented to the Company that it is not a registered broker-dealer or an affiliate of a registered broker-dealer.

3.	Refer to footnote 24. We note your disclosure that Man Holdings Limited is a subsidiary of Man Group, a public company listed on the London Stock Exchange. Please clarify whether the parent company Man Group exercises sole/shared voting and/or investment power over Man Holdings Limited or provide the information requested for Man Holdings limited. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance Telephone Interpretations manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretations manual, which is publicly available on our website at www.sec.gov/interps/telephone.shtml.

A representative of Man Holdings Limited represented to the Company that Man Group plc exercises sole voting and investment control over Man Holdings Limited. The disclosure in footnote 33 of the selling securityholder table on page 50 has been revised to state this.

4.	We note the disclosure in your footnotes that SG Americas Securities, LLC and KBC Financial Products USA are registered broker-dealers. Please confirm whether any of the other selling shareholders are broker-dealers or affiliates of a registered broker-dealer. With respect to all registered broker-dealers, disclose whether their shares were received as compensation for investment banking services or as investment shares. If the shares were received other than for compensation, the broker-dealers must be named as underwriters in the prospectus. In this regard, please revise your Plan of Distribution disclosure to state that SG Americas Securities, LLC and KBC Financial Products USA are underwriters.

KBC Financial Products USA and SG Americas Securities, LLC have informed the Company that they no longer hold the Company’s notes. Since the initial filing of the Registration Statement, the Company has been informed that three other registered broker-dealers have acquired notes and wish to be listed as selling securityholders: Citigroup Global Markets, Inc., JP Morgan Securities, Inc., and Lehman Brothers, Inc.

All of the registered broker-dealers listed in Amendment No. 1 have confirmed to the Company that their shares were acquired as investment shares and not as compensation for investment banking services. In response to the Staff’s comment, the disclosure in the Plan of Distribution section on page 52 of Amendment No. 1 has been revised to state (i) that their securities were acquired for investment, and (ii) that the registered broker-dealers named in Amendment No. 1 are underwriters.
Plan of Distribution
5.	We note the qualifying language on page 51 that “to your knowledge,” except for the two shareholders identified, none of the other selling shareholders are registered broker dealers and none of the broker-dealer affiliates purchased their shares outside of the ordinary course with a view to distribute the shares. Please revise the disclosure to provide an unqualified statement, based on the representations from the selling shareholders, as to whether you have identified all of the registered brokers and provided the appropriate representations regarding affiliates of registered broker-dealers.

In response to the Staff’s comment, the disclosure in the Plan of Distribution section on page 52 of Amendment No. 1 has been revised.

6.	We note your statement on page 51 that you are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilization transactions involving the purchase or distribution of the securities offered by the KBC Financial Products and SG Americas Securities. What is the basis for this statement? Isn’t it true that if the shares are sold at a profit, “dealers’ compensation” is necessarily realized? Please advise.

KBC Financial Products and SG Americas Securities, LLC represented to the Company that (i) their securities were purchased in open market transactions and (ii) they are not engaged in passive market making or stabilization transactions involving the securities. Consequently, KBC Financial Products and SG Americas Securities, LLC informed the Company that they no longer hold the Company’s securities.

Following the filing of the Registration Statement, the Company was informed that three other registered broker-dealers wish to be listed as selling securityholders: Citigroup Global Markets, Inc., JP Morgan Securities, Inc., and Lehman Brothers, Inc. These entities also made the representations noted in the paragraph above and the Plan of Distribution disclosure has been revised accordingly.

Isn’t it true that if the shares are sold at a profit, “dealers’ compensation” is necessarily realized? Please advise.

In response to the Staff’s comment, the disclosure in the Plan of Distribution section on page 52 of Amendment No. 1 has been revised to reflect that the profits from the sale of the notes or the underlying common stock by registered broker-dealers might be deemed to be dealers’ compensation.

7.	We note your discussion regarding short sales. Please supplementally confirm that you are aware of Telephone Interpretation A. 65 (July 1997) on this issue.

The Company supplementally advises the Staff that it is aware of the referenced Telephone Interpretation.
Incorporation by Reference
8.	Amend the registration statement to specifically incorporate by reference the Form 10-Q for the period ended March 31, 2005 as well as any other reports filed pursuant to Section 13(a) before the effective date. Please also note that your definitive proxy statement is not one of the filings required to be incorporated. See Item 12 of Form S-3.

In response to the Staff’s comment, the disclosure in the Additional Information section on page 54 of Amendment No. 1 has been revised.
Exhibits
9.	We note that Section 14.8 of the indenture provides that the laws of the state of New York shall be the governing law. As you must provide a “legal and binding obligation” opinion for a registration statement relating to debt securities, an opinion must be given as to the governing law in order to fulfill the item requirement. Please indicate that you are opining under New York law with respect to the indenture. See Item 601(b)(5) of Regulation S-K.

In response to the Staff’s comment, the opinion of Wilson Sonsini Goodrich and Rosati, Professional Corporation, has been revised and is filed as Exhibit 5.1 to Amendment No. 1.

10.	We are unclear why your opinion refers to 18,239,506 shares of common stock “and such indeterminate number of additional shares . . . as may be required for issuance upon conversion of the Notes” whereas the registration statement indicates that 18,239,506 shares is “the maximum amount potentially issuable upon conversion.” Please advise.

In response to the Staff’s comment, the opinion of Wilson Sonsini Goodrich and Rosati, Professional Corporation, has been revised to state that its opinion covers the 18,239,506 shares of common stock that may be initially issuable upon conversion of the notes. The revised opinion is filed as Exhibit 5.1 to Amendment No. 1.
Form 10-K for the year ended December 31, 2004
Controls and Procedures
11.	Your disclosure on page 78 states that there were “no significant changes in [y]our internal controls or in other factors that could significantly affect [y]our disclosure controls and procedures subsequent to the Evaluation Date.” Please note that Item 308(c) requires disclosure of any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. We note that while the disclosure in the Form 10-Q for the period ended March 31, 2005 properly omits the “significant changes” language, it does not make reference to the relevant time period, i.e., the last fiscal quarter, and is therefore inconsistent with Item 308(c) in this regard. Please confirm, if true, that you met this standard during the evaluation periods relating to the

2004 Form 10-K and first quarter Form 10-Q and that you will confirm your disclosure to the requirements of Item 308(c) in future filings.
In response to the Staff’s comment, the Company confirms that during the Company’s fourth fiscal quarter ended December 31, 2004, there were no changes to the Company’s internal controls that materially affected or were reasonably likely to materially affect the Company’s internal control over financial reporting. The Company also confirms that the disclosure under “Controls and Procedures” Part 1, Item 4 of the Company’s Form 10-Q for the period ended March 31, 2005 should have specified that there were no changes in the Company’s internal controls or in other factors during the fiscal quarter ended March 31, 2005 that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. The Company’s future filings will conform to the disclosure requirements noted in the Staff’s comment.

[Sybase Letterhead]
July 29, 2005
Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporation Finance
1000 F. Street NW
Room 4561
Washington, DC 20549

Re:	Sybase, Inc. Form S-3 Registration Statement, file number 333-124768, filed May 10, 2005, Amendment No. 1 filed July 29, 2005
Form 10-K for the year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
File No. 1-16493
Dear Ms. Mills-Apenteng:
     In response to your June 9, 2005 letter, on behalf of Sybase, Inc. (the “Company”), I am providing the representations stated below in connection with the Company’s request for the acceleration of the effectivness of the above-referenced registration statement. A formal acceleration request letter will be sent to your attention under separate cover.
     The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing (file number 333-124768) effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Additionally, the Company acknowledges its awareness that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with the review of the filing or in response to comments on the filing.

Sincerely,

/s/ Daniel Carl

Daniel Carl Vice President, General Counsel and Secretary